Exhibit 3.2

VINEBROOK HOMES TRUST, INC.

ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS AND PREFERENCES OF A SERIES OF PREFERRED STOCK

VineBrook Homes Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Article VI of the charter of the Corporation (the “Charter”) and Section 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation (the “Board”), by duly adopted resolutions, classified and authorized the issuance of 16,000,000 shares of authorized but unissued preferred stock, $0.01 par value per share, of the Corporation as shares of 6.50% Series A Cumulative Redeemable Preferred Stock, with the following preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption (which, upon any restatement of the Charter, may be made a part thereof, with any necessary or appropriate changes to the numeration or lettering of the sections or subsections hereof). Capitalized terms used but not defined herein shall have the meanings given to them in the Charter.

Section 1. Designation and Number. A series of Preferred Stock, designated the 6.50% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred Stock”), is hereby established. The par value of the Series A Preferred Stock is $0.01 per share. The number of authorized shares of Series A Preferred Stock shall be 16,000,000.

Section 2. Rank. The Series A Preferred Stock, with respect to priority of payment of dividends and other distributions and rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, shall rank (a) senior to all classes or series of Common Stock, and any other class or series of Capital Stock issued in the future, unless the terms of such stock expressly provide that it ranks senior to, or on parity with, the Series A Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (together with the Common Stock, the “Junior Stock”); (b) on a parity with any class or series of Capital Stock, the terms of which expressly provide that it ranks on a parity with the Series A Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (the “Parity Preferred Stock”); and (c) junior to any class or series of Capital Stock, the terms of which expressly provide that it ranks senior to the Series A Preferred Stock with respect to priority of payment of dividends and other distributions or rights upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation (the “Senior Stock”), and to all existing and future debt obligations of the Corporation and to the indebtedness and other liabilities of the Corporation’s existing subsidiaries and any future subsidiaries. The term “Capital Stock” does not include convertible or exchangeable debt securities.

Section 3. Dividends.

(a) Subject to the preferential rights of the holders of Senior Stock with respect to priority of dividend payments, holders of shares of Series A Preferred Stock are entitled to receive, when, as and if authorized by the Board (or a duly authorized committee of the Board) and declared by the Corporation, out of funds legally available for the payment of dividends, as determined by the Board (or a duly authorized committee of the Board), preferential cumulative cash dividends. From the date of original issue of the Series A Preferred Stock (or the date of issue of any Series A Preferred Stock issued after such original issue date) (the “Original Issuance Date”) the Corporation shall pay cumulative cash dividends on the Series A Preferred Stock at the rate of 6.50% per annum of the $25.00 liquidation preference per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) plus the amount of previously accrued and unpaid dividends on the Series A Preferred Stock. Dividends on the Series A Preferred Stock shall accrue and be cumulative from (and including) the Original Issuance Date or, with respect to any accrued dividends that have been paid in cash, the end of the most recent Dividend Period (as defined below) for which dividends on the Series A Preferred Stock have been paid in cash and shall be payable quarterly in arrears on January 10, April 10, July 10 and October 10 of each year or, if such date is not a Business Day, on the next succeeding Business Day, with the same force and effect as if paid on such date (each, a “Dividend Payment Date”) and the first Dividend Payment Date will be January 11, 2021. A “Dividend Period” is the respective period commencing on and including January 1, April 1, July 1 and October 1 of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period and the Dividend Period during which any shares of Series A Preferred Stock shall be redeemed or otherwise acquired by the Corporation). Dividends will be prorated for partial quarters. Any dividend payable on the Series A Preferred Stock for any Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record of the Series A Preferred Stock as they appear in the stock records of the Corporation at the close of business on the 25th day of the month preceding the applicable Dividend Payment Date, i.e., December 25, March 25, June 25 and September 25 (each, a “Dividend Record Date”).

(b) No dividends on shares of Series A Preferred Stock shall be authorized by the Board (or a duly authorized committee of the Board) or declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, declaration, payment or setting apart for payment shall be restricted or prohibited by law.

(c) Notwithstanding the foregoing Section 3(b), dividends on the Series A Preferred Stock shall accrue and, to the extent not paid in cash, compound quarterly on the last day of each Dividend Period, whether or not the Corporation has earnings, whether there are funds legally available for the payment of such dividends and whether or not such dividends are authorized by the Board (or a duly authorized committee of the Board) or declared by the Corporation. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any class or series of Parity Preferred Stock, all dividends declared upon the Series A Preferred Stock and any class or series of Parity Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such class or series of Parity Preferred Stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series A Preferred Stock and such class or series of Parity Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Preferred Stock does not have a cumulative dividend) bear to each other.

(d) Except as provided in the immediately preceding paragraph, unless full cumulative and compounded dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods that have ended, no dividends (other than a dividend in shares of Junior Stock or in options, warrants or rights to subscribe for or purchase any such shares of Junior Stock) shall be declared and paid or declared and set apart for payment nor shall any other distribution be declared and made upon the Junior Stock or the Parity Preferred Stock, nor shall any shares of Junior Stock or Parity Preferred Stock be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of Junior Stock or Parity Preferred Stock) by the Corporation (except (i) by conversion into or exchange for Junior Stock, (ii) the purchase of shares of Series A Preferred Stock, Junior Stock or Parity Preferred Stock pursuant to the Charter to the extent necessary to preserve the Corporation’s qualification as a REIT or (iii) the purchase of shares of Parity Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock). Holders of shares of Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative and compounding dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Section 4. Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after payment of or provision for the Corporation’s debts and other liabilities, a liquidation preference of $25.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus an amount equal to any accrued and unpaid dividends (whether or not earned, authorized or declared) thereon to and including the date of payment, but without interest, before any distribution of assets is made to holders of Junior Stock. If the assets of the Corporation legally available for distribution to stockholders are insufficient to pay in full the liquidation preference on the Series A Preferred Stock and the liquidation preference on the shares of any class or series of Parity Preferred Stock, all assets distributed to the holders of the Series A Preferred Stock and any class or series of Parity Preferred Stock shall be distributed pro rata so that the amount of assets distributed per share of Series A Preferred Stock and such class or series of Parity Preferred Stock shall in all cases bear to each other the same ratio that the liquidation preference per share on the Series A Preferred Stock and such class or series of Parity Preferred Stock bear to each other. Written notice of any distribution in connection with any such liquidation, dissolution or winding up of the affairs of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation. After payment of the full amount of the liquidation distributions to which they are entitled, the holders of Series A Preferred Stock shall have no right or claim to any of the remaining assets of the Corporation. The consolidation or merger of the Corporation with or into another entity, a merger of another entity with or into the Corporation, a statutory share exchange by the Corporation or a sale, lease, transfer or conveyance of all or substantially all of the Corporation’s property or business shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Corporation. In determining whether a distribution (other than upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation) by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise is permitted under the Maryland General Corporation Law, no effect shall be given to amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of the Series A Preferred Stock.

Section 5. Redemption.

(a) Except as set forth in this Section 5(a) and Section 5(b) hereof, the Series A Preferred Stock shall not be redeemable by the Corporation prior to the third anniversary of the date of original issuance of the shares of Series A Preferred Stock (the “Third Anniversary”). However, in order to ensure that the Corporation remains qualified as a REIT under Section 856 of the Code, the Series A Preferred Stock shall be subject to the provisions of Section 7.2 of the Charter. Pursuant to Section 7.2 of the Charter, and without limitation of any provisions of such Section 7.2, the Series A Preferred Stock, together with all other Capital Stock, owned by a stockholder in excess of the Aggregate Stock Ownership Limit shall automatically be transferred to a Trust for the benefit of one or more Charitable Beneficiaries and the Corporation shall have the right to purchase such transferred shares from the Trust. For this purpose, the Market Price of Series A Preferred Stock shall equal the $25.00 liquidation preference per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus the amount of previously accrued and unpaid dividends on the Series A Preferred Stock. Notwithstanding the first sentence of this Section 5(a), the Corporation may, at its option, redeem the outstanding shares of Series A Preferred Stock, in whole or from time to time, in part, once the aggregate distributions paid to the holders of Series A Preferred Stock result in a multiple on invested capital with respect to each share of Preferred Stock equaling at least (i) the $25.00 liquidation preference per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) plus (ii) an amount equal to three times the preferential cumulative cash dividend set forth in Section 3 hereof, such sum of (i) and (ii) divided by the $25.00 liquidation preference per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) (e.g., ($25.00 + ($25.00 x 19.5%)) ÷ $25.00). If the Corporation calls for redemption any shares of Series A Preferred Stock pursuant to and in accordance with the prior sentence of this Section 5(a), then the redemption price for such shares shall be an amount in cash equal to $25.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus the amount of all accrued and unpaid dividends on the Series A Preferred Stock (whether or not declared) to but excluding the date fixed for redemption, without interest.

(b) Upon the occurrence of a Change of Control (as defined below), the Corporation may at its option redeem for cash the outstanding shares of Series A Preferred Stock, in whole or from time to time, in part, at a redemption price equal to the $25.00 liquidation preference per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus the amount of all accrued and unpaid dividends on the Series A Preferred Stock (whether or not declared) to but excluding the date fixed for redemption, which must be within 120 days after the date on which such Change of Control occurred (the “Redemption Date”) regardless of whether the multiple on invested capital described in Section 5(a) has been achieved. Any notice sent with respect to a redemption upon a Change of Control shall include the following: (i) a description of the transaction or transactions that constitute the Change of Control; and (ii) that the Series A Preferred Stock shall be redeemed on the date specified in the notice. For purposes of this Section, “Change of Control” shall mean (x) a merger or consolidation of the Corporation with or into any other business entity (except one in which the holders of Capital Stock or other equity interests of the Corporation immediately prior to such merger or consolidation continue to hold at least a majority of the outstanding voting securities of the surviving entity), (y) the acquisition by any person or any group of persons (other than the Corporation or any of its direct or indirect subsidiaries) acting together in any transaction or related series of transactions, of such number of shares of Capital Stock or other equity interests of the Corporation as causes such person, or group of persons, to own beneficially, directly or indirectly, as of the time immediately after such transaction or series of transactions, 50% or more of the combined voting securities of the Corporation, or (z) an underwritten equity offering by the Corporation for its own account and if not previously listed that includes a listing of the Common Stock for trading on the New York Stock Exchange, NYSE American, NASDAQ Stock Exchange, or any other national securities exchange.

(c) On and after the Third Anniversary, the Corporation may, at its option, redeem the outstanding shares of Series A Preferred Stock, in whole or in part, from time to time, at a redemption price equal to the $25.00 liquidation preference per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus the amount of all accrued and unpaid dividends on the Series A Preferred Stock (whether or not declared) to but excluding the Redemption Date.

(d) The Redemption Date shall be selected by the Corporation and shall be no less than 30 days and no more than 60 days after the date on which the Corporation sends the notice of redemption.

(e) On the seventh anniversary of original issuance of the shares of Series A Preferred Stock (the “Mandatory Redemption Date”), the Corporation shall at its option (i) redeem all the outstanding shares of Series A Preferred Stock in cash on the Mandatory Redemption Date at a redemption price equal to the $25.00 liquidation preference per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock), plus the amount of all accrued and unpaid dividends on the Series A Preferred Stock (whether or not declared) to but excluding the Mandatory Redemption Date or (ii) effect a Listing Event (such redemption or effecting of a Listing Event, the “Mandatory Redemption”). The Mandatory Redemption Date may be extended with the consent of the holders of 60% of the outstanding shares of Series A Preferred Stock, subject to approval by the Board in its sole discretion. The Corporation shall not be required to set aside funds to redeem the Series A Preferred Stock. If the Corporation fails to redeem the Series A Preferred Stock or effect a Listing Event on or before the Mandatory Redemption Date (as may be extended), and such failure remains uncured by the Corporation for a period of nine months following the Mandatory Redemption Date (a “Failed Redemption”), (i) the number of directors shall be automatically increased to such number as is necessary to enable the holders of the Series A Preferred Stock to fill such vacancies and elect a majority of the members of the Board, and (ii) the Corporation shall schedule a special meeting of the holders of the then outstanding shares of Series A Preferred Stock for the sole purpose of electing a majority of the Board (the “Series A Special Meeting”) to be held no later than 120 days after the Failed Redemption. The holders of the Series A Preferred Stock shall follow the procedures set forth in Article II Section 11 of the Amended and Restated Bylaws of the Corporation with respect to nominations of individuals for election to the Board, except notice required for such nomination shall not be earlier than 90 days prior to the Series A Special Meeting or later than 60 days prior to such Series A Special Meeting. A plurality of all the votes cast at the Series A Special Meeting duly called and at which a quorum is present shall be sufficient to elect the directors to fill the vacancies on the Board created pursuant to this Section 5(e). If at any time following a Failed Redemption, the Corporation completes the Mandatory Redemption, the terms of any and all directors elected by the holders of Series A Preferred Stock pursuant to this Section 5(e) shall automatically expire immediately following such Mandatory Redemption and the number of directors shall be automatically decreased by a corresponding number. “Listing Event” means, if at least $200 million of the Series A Preferred Stock is outstanding and the Corporation has a BBB- rating or higher from the Rating Company at the time of listing, the Corporation lists the Series A Preferred Stock on the New York Stock Exchange, NYSE American, NASDAQ Stock Exchange, or any other national securities exchange. Further, if the Corporation fails to redeem the Series A Preferred Stock or effect a Listing Event on or before the Mandatory Redemption Date (as may be extended) (until such redemption or effecting of a Listing Event occurs, a “Mandatory Redemption Default”) then:

(i) as of the date of the occurrence of the Mandatory Redemption Default to, but not including, the date on which such Mandatory Redemption Default is no longer continuing (as evidenced by notice to the holders of shares of Series A Preferred Stock, which may be by press release, of either the Corporation redeeming the Series A Preferred Stock or effecting a Listing Event), the cash dividend rate per annum to be paid on the Series A Preferred Stock will increase by 50 basis points (notwithstanding Section 11, if the Corporation has a rating lower than BBB- from the Rating Company after the Mandatory Redemption Date, the maximum the dividend rate per annum will increase is 50 basis points); and

(ii) the Corporation shall promptly, and in any event within 20 Business Days after a Mandatory Redemption Default has occurred, notify the holders of shares of Series A Preferred Stock, which may be by press release, that a Mandatory Redemption Default has occurred, which notice will confirm the effective date of the Mandatory Redemption Default and that the cash dividend rate per annum will be increased as set forth in subclause (i) above in consequence thereof.

(f) If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to this Section 5, the Corporation shall select those shares to be redeemed pro rata.

(g) Notice as to the redemption of any shares of Series A Preferred Stock pursuant to this Section 5 shall be given through the facilities of the Depository Trust Company (“DTC”), to each such record holder of such shares of Series A Preferred Stock in accordance with customary procedures of DTC. No failure to give such notice or any defect therein shall affect the validity of the proceedings for the redemption of any such shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given.

(h) Any notice of redemption shall state: (i) the Redemption Date; (ii) a calculation of the redemption price payable on the Redemption Date, including without limitation a statement as to whether or not accumulated, accrued and unpaid dividends shall be payable as part of the redemption price, or payable on the next Dividend Payment Date to the record holder at the close of business on the relevant Dividend Record Date as described in Section 3 hereof; and (iii) that dividends on the shares of Series A Preferred Stock to be redeemed shall cease to accrue on such Redemption Date. If less than all the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder also shall specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

(i) Unless the Corporation defaults in the payment of the redemption price, if notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock called for redemption, then, from and after the Redemption Date, dividends shall cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall be redeemed in accordance with the notice and shall no longer be deemed outstanding and all rights of the holders of such shares shall terminate. The redemption price for the Series A Preferred Stock called for redemption shall become due on the date fixed for redemption. No further action on the part of the holders of such shares shall be required.

(j) Subject to applicable law and the Charter, the Corporation may, at any time and from time to time, purchase or otherwise acquire any shares of Series A Preferred Stock in the open market, by tender or by private agreement.

Section 6. Voting Rights.

(a) Holders of the Series A Preferred Stock shall not have any voting rights, except as set forth in this Section 6 and as set forth in Section 5(e), Section 7 and Section 11(a). So long as any shares of Series A Preferred Stock remain outstanding, the holders of shares of Series A Preferred Stock shall have the exclusive right to vote on any amendment, alteration or repeal of the Charter, including the terms of the Series A Preferred Stock, that would alter only the contract rights, as expressly set forth in the Charter, of the Series A Preferred Stock, and the holders of any other classes or series of Capital Stock shall not be entitled to vote on any such amendment, alteration or repeal. Any such amendment, alteration or repeal shall require the affirmative vote or consent of the holders of two-thirds of the shares of Series A Preferred Stock issued and outstanding at the time. With respect to any amendment, alteration or repeal of the Charter, including the terms of the Series A Preferred Stock, that equally affects the terms of the Series A Preferred Stock and any Parity Preferred

Stock upon which like voting rights have been conferred, the holders of shares of Series A Preferred Stock and such Parity Preferred Stock (voting together as a single class) also shall have the exclusive right to vote on any amendment, alteration or repeal of the Charter, including the terms of the Series A Preferred Stock, that would alter only the contract rights, as expressly set forth in the Charter, of the Series A Preferred Stock and such Parity Preferred Stock, and the holders of any other classes or series of Capital Stock shall not be entitled to vote on any such amendment, alteration or repeal. Any such amendment, alteration or repeal shall require the affirmative vote or consent of the holders entitled to cast two-thirds of the votes entitled to be cast by the holders of Series A Preferred Stock and such Parity Preferred Stock issued and outstanding at the time, voting together as a single class, with each share of Series A Preferred Stock and such Parity Preferred Stock entitled to one vote for each $25.00 of liquidation preference.

(b) The holders of the Series A Preferred Stock may take action or consent to any action by providing a consent in writing or by electronic transmission of the holders of the Series A Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of holders of the Series A Preferred Stock at which all stockholders entitled to vote on the action were present and voted if the Corporation gives notice of the action to each holder of the Series A Preferred Stock not later than 10 days after the effective time of the action.

Section 7. Restrictions on New Issuances. Unless the (i) holders of a majority of the shares of Series A Preferred Stock then outstanding consent, or (ii) indebtedness is being incurred or an additional class or series of preferred equity of the Corporation is being issued in connection with a full redemption of the Series A Preferred Stock in accordance with Section 5, the Corporation may not: (a) issue a new class, or issue any additional shares of any existing class, of Senior Stock, (b)(i) incur any additional indebtedness or (ii) issue additional Parity Preferred Stock, solely with respect to subclauses (b)(i) and (b)(ii), if, after such incurrence or issuance, the aggregate principal amount of long-term indebtedness and dividends on each existing class or series of the Corporation’s Parity Preferred Stock would be greater than 75% of the gross value of the assets of the Corporation and its subsidiaries (such ratio, the “Senior Capital Leverage Ratio”). Subject to compliance with the immediately preceding sentence, the Corporation may, without consent of the holders of the Series A Preferred Stock then outstanding, issue additional shares of Series A Preferred Stock. The Corporation shall determine the values of all of its and its subsidiaries’ assets (including all real estate assets) in its good faith reasonable judgment, which may include (but is not required to include) input from third party valuation experts.

Further, if at any time a Senior Capital Leverage Ratio Default occurs, then:

(i) as of the date of the occurrence of the Senior Capital Leverage Ratio Default to, but not including, the date on which such Senior Capital Leverage Ratio Default is no longer continuing (as evidenced by notice to the holders of the Series A Preferred Stock, which may be by press release of any Senior Capital Leverage Ratio necessary to cure such Senior Capital Leverage Ratio Default), the cash dividend rate per annum to be paid on the Series A Preferred Stock will increase by 50 basis points;

(ii) the Corporation shall promptly, and in any event within 20 Business Days after a Senior Capital Leverage Ratio Default has occurred, notify the holders of the Series A Preferred Stock, which may be by press release, that a Senior Capital Leverage Ratio Default has occurred, which notice will confirm the effective date of the Senior Capital Leverage Ratio Default and that the cash dividend rate per annum will be increased as set forth in this Section 7 in consequence thereof; and

(iii) “Senior Capital Leverage Ratio Default” means the Corporation’s Senior Capital Leverage Ratio exceeds 75%.

Section 8. Restrictions on Transfer and Ownership of Series A Preferred Stock. The Series A Preferred Stock constitutes Capital Stock and, as such, shall be subject to all of the provisions of Article VII of the Charter applicable to Capital Stock.

Section 9. Conversion. The Series A Preferred Stock shall not be convertible into or exchangeable for any other property or securities of the Corporation.

Section 10. Status of Redeemed or Repurchased Series A Preferred Stock. All shares of Series A Preferred Stock redeemed, repurchased or otherwise acquired in any manner by the Corporation shall be retired and shall be restored to the status of authorized but unissued shares of Preferred Stock, without designation as to series or class.

Section 11. Rating of the Series A Preferred Stock.

(a) The Corporation must maintain a BBB- rating or higher from the Rating Company, unless holders of a majority of the shares of Series A Preferred Stock determine that the Corporation is no longer required to maintain such a rating for the Series A Preferred Stock or the Corporation is unable to engage a ratings agency that will provide a rating to the Series A Preferred Stock. “Rating Company” means Egan Jones Rating Company or, if at any time Egan Jones Rating Company is unable or no longer provides a rating with respect to the Series A Preferred Stock, any other rating agency from which the Corporation will use its reasonable best efforts to obtain a rating of the Series A Preferred Stock.

(b) If at any time a Rating Default occurs, then:

(i) as of the date of the occurrence of the Rating Default to, but not including, the date on which such Rating Default is no longer continuing (as evidenced by the receipt by the Corporation, and notice to the holders of the Series A Preferred Stock, which may be by press release of any rating necessary to cure such Rating Default), the cash dividend rate per annum to be paid on the Series A Preferred Stock will increase by 25 basis points;

(ii) the Corporation shall promptly, and in any event within 20 Business Days after a Rating Default has occurred, notify the holders of the Series A Preferred Stock, which may be by press release, that a Rating Default has occurred, which notice will confirm the effective date of the Rating Default and that the cash dividend rate per annum will be increased as set forth in subclause (b)(i) in consequence thereof; and

(iii) “Rating Default” means the rating of the Series A Preferred Stock falls below a BBB- rating. For the avoidance of doubt, a Rating Default will not occur or be occurring if the holders of the Series A Preferred Stock determine that the Corporation no longer needs to maintain a rating for the Series A Preferred Stock or the Company is unable to engage a rating agency to provide a rating for the Series A Preferred Stock.

Section 12. Fixed Charge Coverage Ratio.

(a) The Corporation must maintain a fixed charge coverage ratio (“FCCR”) of 1.10x or higher as of the last day of each fiscal quarter.

(b) “FCCR” means Cash Flow Before Debt Service for the four consecutive fiscal quarter period ending on the calculation date divided by the total of the Corporation’s consolidated debt service plus preferred payments for the four consecutive fiscal quarter period ending on the calculation date. For the avoidance of doubt, preferred payments will not include payments on preferred units of the Corporation’s operating partnership, VineBrook Homes Operating Partnership, L.P., that track preferred stock of the Corporation.

(c) “Cash Flow Before Debt Service” means for any fiscal quarter, the Corporation’s total revenue on a consolidated basis less (i) the Corporation’s total operating expenses on a consolidated basis, (ii) recurring capital expenditures of $87.50 per home owned (directly or indirectly) by the Corporation as of the last day of the fiscal quarter and (iii) the Corporation’s total general and administrative expenses on a consolidated basis.

(d) If at any time a FCCR Default occurs, then:

(i) as of the date of the occurrence of the FCCR Default to, but not including, the date on which such FCCR Default is no longer continuing (as evidenced by notice to the holders of the Series A Preferred Stock, which may be by press release, of a FCCR necessary to cure such FCCR Default), the cash dividend rate per annum to be paid on the Series A Preferred Stock will increase by 50 basis points;

(ii) the Corporation shall promptly, and in any event within 20 Business Days after a FCCR Default has occurred, notify the holders of the Series A Preferred Stock, which may be by press release, that a FCCR Default has occurred, which notice will confirm the effective date of the FCCR Default and that the cash dividend rate per annum will be increased as set forth in subclause (d)(i) in consequence thereof; and

(iii) “FCCR Default” means the FCCR falls below 1.10x as of the last day of a fiscal quarter.

SECOND: The shares of Series A Preferred Stock have been classified and designated by the Board under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

FOURTH: The undersigned Chief Financial Officer, Assistant Secretary and Treasurer acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chief Financial Officer, Assistant Secretary and Treasurer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer, Assistant Secretary and Treasurer and attested to by its Executive Vice President, Chief Investment Officer and Secretary on this 5th day of October, 2020.

ATTEST:	VineBrook Homes Trust, Inc.,

/s/ Matt McGraner	/s/ Brian Mitts
Name: Matt McGraner	Name: Brian Mitts
Title: Executive Vice President, Chief Investment Officer and Secretary	Title: Chief Financial Officer, Assistant Secretary and Treasurer